UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,833 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,833 (1)
	10.	Shared Dispositive Power 1,397,080 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,564,913 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(3)	Based upon 24,583,557 Class A Shares and 1,589,020 Class B Shares issued in connection with the closing of the Rights Offering on July 7, 2015, as well as an additional 67,613.25 restricted Class A Shares granted to Benjamin Schall pursuant to the Seritage Growth Properties 2015 Share Plan, as disclosed in the Issuer’s Current Report on Form 8-K, that was filed by the Issuer with the Securities and Exchange Commission on July 10, 2015.

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,833 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,833 (1)
	10.	Shared Dispositive Power 1,397,080 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,564,913 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(3)	Based upon 24,583,557 Class A Shares and 1,589,020 Class B Shares issued in connection with the closing of the Rights Offering on July 7, 2015, as well as an additional 67,613.25 restricted Class A Shares granted to Benjamin Schall pursuant to the Seritage Growth Properties 2015 Share Plan, as disclosed in the Issuer’s Current Report on Form 8-K, that was filed by the Issuer with the Securities and Exchange Commission on July 10, 2015.

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,833 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,833 (1)
	10.	Shared Dispositive Power 1,397,080 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,564,913 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(3)	Based upon 24,583,557 Class A Shares and 1,589,020 Class B Shares issued in connection with the closing of the Rights Offering on July 7, 2015, as well as an additional 67,613.25 restricted Class A Shares granted to Benjamin Schall pursuant to the Seritage Growth Properties 2015 Share Plan, as disclosed in the Issuer’s Current Report on Form 8-K, that was filed by the Issuer with the Securities and Exchange Commission on July 10, 2015.

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,564,913 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,167,833 (1)
	10.	Shared Dispositive Power 1,397,080 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,564,913 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 723,498 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions.
(3)	Based upon 24,583,557 Class A Shares and 1,589,020 Class B Shares issued in connection with the closing of the Rights Offering on July 7, 2015, as well as an additional 67,613.25 restricted Class A Shares granted to Benjamin Schall pursuant to the Seritage Growth Properties 2015 Share Plan, as disclosed in the Issuer’s Current Report on Form 8-K, that was filed by the Issuer with the Securities and Exchange Commission on July 10, 2015.

Preliminary Note.

Effective June 9, 2015, Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”) commenced a subscription rights offering (the “Rights Offering”) whereby Sears Holdings Corporation (“Sears Holdings”) distributed to its stockholders one transferrable subscription right (each, a “Right”) for each share of common stock of Sears Holdings held as of the close of business on June 11, 2015. Each Right entitled the holder thereof to purchase one half of one Class A common share of beneficial interest, par value $0.01 per share (each, a “Class A Share”), of the Issuer at a price of $29.58 per whole Class A Share.

In connection with the Rights Offering, Sears Holdings distributed Rights to Edward S. Lampert, ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”, and together with SPE I, the “SPEs”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), and ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”). Subsequently, the SPEs, CRK LLC and Institutional distributed all the Rights they received in connection with the Rights Offering, pro rata to each of their respective partners/owners, including Mr. Lampert.

On June 26, 2015, in connection with the Rights Offering, Mr. Lampert and Partners entered into an exchange agreement (the “Exchange Agreement”) with Seritage Growth Properties, L.P., a Delaware limited partnership (the “Operating Partnership”), and the Issuer. Pursuant to the Exchange Agreement, each of Mr. Lampert and Partners had the right to exchange cash and Rights received pursuant to the Rights Offering that, if exercised, would result in Mr. Lampert and Partners receiving in excess of an aggregate of 3.2% of the Class A Shares, for limited partnership interests (“OP Units”) of the Operating Partnership and Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”). The Class B Shares have, in the aggregate, 6.6% of the voting power of the Issuer as of the closing of the Rights Offering and are not entitled to dividends or distributions. The transactions contemplated by the Exchange Agreement allowed Mr. Lampert and Partners to purchase interests in the Issuer and the Operating Partnership in excess of the amounts they would otherwise be able to purchase in light of tax considerations, including the ownership limits set forth in the Issuer’s declaration of trust (the “Charter”), which are designed to protect the Issuer’s REIT status. This description of the Exchange Agreement does not purport to be complete and is qualified by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 2, 2015, and is incorporated by reference herein.

In connection with the closing of the Rights Offering, the Reporting Persons acquired OP Units, which are privately placed securities of the Operating Partnership that are not registered under the Act. However, pursuant to the terms of the agreement of limited partnership of the Operating Partnership (the “OP Agreement”), the OP Units may be redeemable commencing July 7, 2016, at the option of the holder of such OP Units for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. The OP Units may not be redeemed for Class A Shares within 60 days, so none of the OP Units are beneficially owned as of the date hereof.

Item 1. Security and the Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to both Class A Shares and Class B Shares (together, the “Common Shares”), of the Issuer. Though the Class B Shares are privately placed securities of a different class than Class A Shares, the holders of Class A Shares and Class B Shares vote together as a single class on all matters on which holders of Class A Shares are entitled to vote. The address of the principal executive office of the Issuer is located at 54 West 40th Street, 10th Floor, New York, NY 10018.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Partners, RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, RBS, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners. ESL is the general partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also Chairman of the Board of Directors and Chief Executive Officer of Sears Holdings and a Trustee of the Issuer. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, RBS and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On July 7, 2015, in connection with the closing of the Rights Offering, Partners and Mr. Lampert exercised their Rights, and the over-subscription privileges associated with the Rights, for total cash consideration of $744,860,738 to acquire an aggregate of (i) 975,893 Class A Shares, (ii) 1,589,020 Class B Shares, and (iii) 24,176,327 OP Units. Partners used working capital to acquire the Class A Shares, Class B Shares and OP Units. Mr. Lampert used personal funds to acquire the Class A Shares, Class B Shares and OP Units.

Item 4. Purpose of Transaction.

On July 7, 2015, in connection with the closing of the Rights Offering, Partners and Mr. Lampert exercised their Rights, and the over-subscription privileges associated with the Rights, to acquire an aggregate of (i) 975,893 Class A Shares, (ii) 1,589,020 Class B Shares, and (iii) 24,176,327 OP Units.

The 24,176,327 OP Units acquired by the Reporting Persons are privately placed securities of the Operating Partnership, and are not registered under the Act. However, pursuant to the terms of the OP Agreement, the OP Units may be redeemable commencing July 7, 2016, at the option of the holder of such OP Units for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. The OP Units may not be redeemed for Class A Shares within 60 days, so none of the OP Units are beneficially owned as of the date hereof.

The Charter provides for restrictions on the ownership and transfer of its common shares, including, subject to certain exemptions, prohibitions on any person actually or constructively owning more than a 9.8% in value or in number, whichever is more restrictive, of all outstanding shares of beneficial interest of the Issuer. While these restrictions in the Charter do not apply directly to ownership of OP Units, the OP Agreement restricts the holder of OP Units from requesting a redemption under the OP Agreement to the extent that an exchange for Class A Shares would cause such holder to violate the restrictions on ownership or transfer of the Issuer’s common shares set forth in the Charter. This description of both the Charter and the OP Agreement does not purport to be complete and is qualified by reference to Exhibits 99.3 and 99.5 hereto, and are incorporated by reference herein.

In connection with the closing of the Rights Offering, Mr. Lampert and Partners entered into a registration rights agreement, dated as of July 7, 2015 (the “Registration Rights Agreement”), with the Issuer and, solely for purposes of Section 7.1 thereof, the Operating Partnership. The Registration Rights Agreement provides for, among other things, demand registration rights and piggyback registration rights for each of Mr. Lampert and Partners. The Issuer is also required to indemnify Mr. Lampert and/or Partners against losses suffered by either of them or certain other persons based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement or similar filing. This description of the Registration Rights Agreement does not purport to be complete and is qualified by reference to Exhibit 99.4 hereto, and is incorporated by reference herein.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Reporting Persons plan to consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of trustees or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Mr. Lampert previously entered into a letter agreement with Partners (the “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert of certain securities of the Issuer. Pursuant to the Lock-Up Agreement, Mr. Lampert generally is required to sell securities of the Issuer and purchase additional securities of the Issuer on a pro rata basis with the sales and purchases of securities of the Issuer made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations). Mr. Lampert is also restricted from certain sales of securities of the Issuer or purchases of additional securities of the Issuer except in accordance with the Lock-Up Agreement. The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of July 17, 2015, the Reporting Persons may be deemed to beneficially own the Common Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,564,913	(1)(2)	9.8	% (3)	1,167,833	(1)	0	1,167,833	(1)	1,397,080	(2)
RBS Partners, L.P.	2,564,913	(2)(4)	9.8	% (3)	1,167,833	(4)	0	1,167,833	(4)	1,397,080	(2)
ESL Investments, Inc.	2,564,913	(2)(5)	9.8	% (3)	1,167,833	(5)	0	1,167,833	(5)	1,397,080	(2)
Edward S. Lampert	2,564,913	(2)(6)	9.8	% (3)	2,564,913	(2)(6)	0	1,167,833	(6)	1,397,080	(2)

(1)	This number includes 444,335 Class A Shares and 723,498 Class B Shares held by Partners.
(2)	This number includes 531,558 Class A Shares and 865,522 Class B Shares held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(3)	This is based upon 24,583,557 Class A Shares and 1,589,020 Class B Shares issued in connection with the closing of the Rights Offering on July 7, 2015, as well as an additional 67,613.25 restricted Class A Shares granted to Benjamin Schall pursuant to the Seritage Growth Properties 2015 Share Plan, as disclosed in the Issuer’s Current Report on Form 8-K, that was filed by the Issuer with the Securities and Exchange Commission on July 10, 2015.
(4)	This number includes 444,335 Class A Shares and 723,498 Class B Shares held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners.
(5)	This number includes 444,335 Class A Shares and 723,498 Class B Shares held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
(6)	This number includes 444,335 Class A Shares and 723,498 Class B Shares held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Shares of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (filed herewith).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2015	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (filed herewith).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.

Name and Business Address	Principal Occupation	Citizenship
Director, Chairman and Chief Executive Officer of ESL Investments, Inc.
Edward S. Lampert	Chairman and Chief Executive Officer of Sears Holdings Corporation Trustee of Seritage Growth Properties	United States
Robert Breyer	Chief Compliance Officer of ESL Investments, Inc.	United States
Harold Talisman	Chief Financial Officer of ESL Investments, Inc.	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SERITAGE GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Shares, Rights or Units Acquired		Shares, Rights or Units Disposed		Price Per Share, Right or Unit
Edward S. Lampert	06/11/2015	Acquisition of Rights from Sears Holdings Corporation	25,327,012	(1)			$0
ESL Partners, L.P.	06/11/2015	Acquisition of Rights from Sears Holdings Corporation	21,992,640	(1)			$0
RBS Partners, L.P.	06/15/2015	Acquisition of Rights from SPE Master I, LP and SPE I Partners, LP as a result of a Pro Rata Distribution	976,155	(1)			$0
RBS Partners, L.P.	06/15/2015	Pro Rata Distribution of Rights			976,155	(1)	$0
Edward S. Lampert	06/15/2015	Acquisition of Rights indirectly from RBS Partners, L.P. as a result of a Pro Rata Distribution	976,155	(1)			$0
Edward S. Lampert	06/22/2015	Acquisition of Rights from ESL Institutional Partners, L.P. as a result of a Pro Rata Distribution	3,882	(1)			$0
Edward S. Lampert	06/22/2015	Acquisition of Rights indirectly from RBS Investment Management, L.L.C. as a result of a Pro Rata Distribution	2,020	(1)			$0
Edward S. Lampert	06/23/2015	Acquisition of Rights indirectly from CRK Partners, LLC as a result of a Pro Rata Distribution	747	(1)			$0
Edward S. Lampert	07/07/2015	Exchange of Rights pursuant to an Exchange Agreement (2)			25,246,700	(1)	$0
ESL Partners, L.P.	07/07/2015	Exchange of Rights pursuant to an Exchange Agreement (2)			21,103,970	(1)	$0
Edward S. Lampert	07/07/2015	Acquisition of Excess Rights pursuant to an Exchange Agreement (2)	25,246,700	(3)			$0
ESL Partners, L.P.	07/07/2015	Acquisition of Excess Rights pursuant to an Exchange Agreement (2)	21,103,970	(3)			$0
Edward S. Lampert	07/07/2015	Exercise of Excess Rights pursuant to an Exchange Agreement to Ultimately Acquire Class B Shares and OP Units (2)	865,522	(4)			(5)
ESL Partners, L.P.	07/07/2015	Exercise of Excess Rights pursuant to an Exchange Agreement to Ultimately Acquire Class B Shares and OP Units (2)	723,498	(4)			(6)
Edward S. Lampert	07/07/2015	Exercise of Excess Rights pursuant to an Exchange Agreement to Ultimately Acquire Class B Shares and OP Units (2)	13,168,579	(7)			(5)

ESL Partners, L.P.	07/07/2015	Exercise of Excess Rights pursuant to an Exchange Agreement to Ultimately Acquire Class B Shares and OP Units (2)	11,007,748	(7)	(6)
Edward S. Lampert	07/07/2015	Exercise of Rights to Purchase Class A Shares	531,558	(8)	$29.58
ESL Partners, L.P.	07/07/2015	Exercise of Rights to Purchase Class A Shares	444,335	(8)	$29.58

(1)	Represents transferable subscription rights (“Rights”) distributed by Sears Holdings Corporation to its stockholders, each of which entitles its holder to purchase one half of one Class A common share of beneficial interest, par value $0.01 per share (each, a “Class A Share”) of Seritage Growth Properties (the “Issuer”) at a price of $29.58 per whole Class A Share.
(2)	Pursuant to an exchange agreement (the “Exchange Agreement”) by and among Mr. Lampert, ESL Partners, L.P. (“Partners”), the Issuer and Seritage Growth Properties, L.P. (the “Operating Partnership”), Mr. Lampert and Partners exchanged any and all Rights held immediately prior to the closing of the Rights offering that would, if exercised, result in Mr. Lampert and Partners together having beneficial ownership of more than 3.2% of the aggregate value of number of all the Class A Shares outstanding immediately following the closing of the Rights offering (the “Excess Rights”), together with a fixed amount of cash, for the right to purchase units representing (i) limited partnership interests in the Operating Partnership (“OP Units”), and (ii) Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”), subject to certain terms and conditions set forth in the Exchange Agreement.
(3)	Represents Excess Rights that may be exchanged, together with a fixed amount of cash, for the right to purchase OP Units and Class B Shares, subject to certain terms and conditions set forth in the Exchange Agreement. Notwithstanding the exercise of the Excess Rights, both Mr. Lampert and Partners had the right to exercise their over-subscription privileges relating to their Excess Rights to the same extent as they would have if they were to exercise such Excess Rights for Class A Shares, except that in lieu of Class A Shares, Mr. Lampert and Partners received additional OP Units for each Class A Share that would have been issuable pursuant to the exercise of such over-subscription privilege.
(4)	Represents Class B Shares of the Issuer acquired through the exercise of the Excess Rights.
(5)	The Excess Rights were exercisable by Mr. Lampert for an aggregate price of approximately $389,993,948.36.
(6)	The Excess Rights were exercisable by Partners for an aggregate price of approximately $325,999,874.70.
(7)	Represents OP Units of the Operating Partnership acquired through the exercise of the Excess Rights and the over-subscription privileges associated with the Excess Rights. Pursuant to the terms of the agreement of limited partnership of the Operating Partnership, 12 months after their acquisition, the OP Units are redeemable for an amount in cash or, in the sole discretion of the Issuer, an equal number of Class A Shares.
(8)	Represents Class A Shares of the Issuer acquired through the exercise of Rights and the over-subscription privileges associated with the Rights.